SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts
                                 Marubeni Corp.
   (Exact name of Issuer of deposited securities as specified in its charter)
                                      Japan
            (Jurisdiction of Incorporation or organization of Issuer)
                            JPMorgan Chase Bank, N.A.
             (Exact name of depositary as specified in its charter)
                   4 New York Plaza, New York, New York 10004
                            Tel. No.: (212) 623-0636
  (Address, including zip code, and telephone number of depositary's principal offices)
                           JPMorgan Chase Bank, N.A.
                                 ADR Department
                          4 New York Plaza, 13th Floor
                            New York, New York 10004
                            Tel. No.: (212) 623-0636
    (Address, including zip code, and telephone number of agent for service)
                                    Copy to:
                             Scott A. Ziegler, Esq.
                       Ziegler, Ziegler & Associates, LLP
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022
        It is proposed that this filing become effective under Rule 466:

            |X| immediately upon filing |_| on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. |_|

                                       CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------
                                                                                    Proposed
                                                    Amount        Proposed Maximum  Maximum
                                                    to            Offering          Aggregate      Amount of
Title of Each Class of                              be            Price Per Unit    Offering       Registration
Securities to be Registered                         Registered    (1)               Price (2)      Fee
---------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American
Depositary Receipts, each American Depositary
Share representing ten shares of common stock of    20,000,000    $0.05             $1,000,000     $107
Marubeni Corp.
---------------------------------------------------------------------------------------------------------------

(1)Each unit represents one American Depositary Share.
(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                         Location in Form of American Depositary
 Item Number and Caption                                 Receipt Filed Herewith as Prospectus
 -----------------------                                 ------------------------------------
   (1)  Name and address of Depositary                   Introductory paragraph
   (2)  Title of American Depositary Receipts and        Face of American Depositary Receipt, top
        of deposited securities                          identity center

 Terms of Deposit:
 (i)    Amount of deposited securities represented       Face of American Depositary Receipt, upper
        by one unit of American Depositary Shares        right corner
 (ii)   Procedure for voting, if any, the deposited      Articles (12) and (14)
        securities
 (iii)  Collection and distribution of dividends         Article (13)
 (iv)   Transmission of notices, reports and proxy       Articles (11) and (12)
        soliciting material
 (v)    Sale or exercise of rights                       Articles (13) and (14)
 (vi)   Deposit or sale of securities resulting from     Articles (13) and (16)
        dividends, splits or plans of reorganization
 (vii)  Amendment, extension or termination of the       Articles (18) and (19)
        Deposit Agreement
 (viii) Rights of holders of receipts to inspect the     Article (3)
        transfer books of the Depositary and the list
        of Holders of receipts
 (ix)   Restrictions upon the right to deposit or        Articles (1), (2), (4), (6), (15), (16) and
        withdraw the underlying securities               (17)
 (x)    Limitation upon the liability of the             Introductory paragraph and Articles (1), (2),
        Depositary                                       (4), (7), (16) and (17)
 (3)    Fees and Charges                                 Article (20)

Item 2.  AVAILABLE INFORMATION

                                                         Location in Form of American Depositary
 Item Number and Caption                                 Receipt Filed Herewith as Prospectus
 -----------------------                                 ------------------------------------
 (a)    Statement that the issuer of the deposited       Article (11)
 securities specified above furnishes the Commission
 with certain public reports and documents required
 by foreign law or otherwise under Rule 12g3-2(b)
 under the Securities Exchange Act of 1934 and that
 such reports can be inspected by holders of
 American Depositary Receipts and copied at public
 reference facilities maintained by the Commission
 in Washington, D.C.

                                   Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT
(A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND
                              EXCHANGE COMMISSION

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Copy of Agreement - The Agreement between JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. Filed herewith as exhibit (a).

      (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

      (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

      (d)  Opinion  of  Ziegler,  Ziegler  &  Associates  LLP,  counsel  to  the
Depositary, as to the legality of the securities to be registered. Filed herewith as exhibit (d).

      (e) Certification under Rule 466. Filed herewith as exhibit (e).

Item 4. UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 20, 2006.

                             Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of common stock of Marubeni Corp.

                            JPMORGAN CHASE BANK, N.A., as Depositary


                            By: /s/Joseph M. Leinhauser
                               ------------------------
                            Name: Joseph M. Leinhauser
                            Title: Vice President

                                INDEX TO EXHIBITS


 Exhibit
 Number
--------
(a)   Form of ADR
(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.
(e)   Rule 466 Certification